3-1-02

02029567

1026291

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March, 2002

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-................

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 503865

All relevant boxes should be completed in block capital letters.

1. Name of company THE RANK GROUP Plc	2. Name of shareholder having a major interest CGNU Plc
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFIABLE INTEREST OF COMPANY IN (2) ABOVE AND ITS SUBSIDIARY	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached Letter

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security ORDINARY SHARES	10. Date of transaction 14Mar 2002	11. Date company informed 18 Mar 2002

12. Total holding following this notification 29,597,964	13. Total percentage holding of issued class following this notification 5.00%
14. Any additional information	15. Name of contact and telephone number for queries Clare Duffill Company Secretariat Executive The Rank Group Plc 6 Connaught Place London W2 2EZ (tel: 020 7706 1111)

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification 18 March 20 02

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

CGNU

CGNU plc PO Box 89 Surrey Street Norwich NR1 3DR www.cgnu.net

The Company Secretary
The Rank Group plc
6 Connaught Place
LONDON
W2 2EZ

Direct Line: 01603 684421
Fax: 01603 680660
Our Ref: GRU/MAW

14 March 2002

Dear Sir

THE RANK GROUP PLC (THE "COMPANY") – SEDOL 0724076

This notification supersedes our previous notification to you dated 1 November 2001 and is prompted by purchases totalling 1,070,000 on 13 March 2002.

This notification relates to issued ordinary shares of GBP0.10 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. **Notification on behalf of Morley Fund Management Limited (a subsidiary of CGNU plc).**

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 29,597,964 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. **Notification on behalf of CGNU plc.**

2.1 We hereby notify you on behalf of CGNU plc that immediately after the time when the obligation to make this notification arose CGNU plc were interested in 29,597,964 shares giving the CGNU group a total percentage interest in the shares of 5.00%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: CGNU plc.

If you require further information as to which companies in the CGNU group hold interests in the shares (by virtue of s.203 of the Act) please submit a written request and we will be happy to supply this information.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.

Yours faithfully

Margaret Watts

Margaret Watts
for and on behalf of
CGNU plc

The Company Secretary
The Rank Group plc

14 March 2002

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	8,733,114	(Material)
Chase GA Group Nominees Ltd	10,206,665	(Material)
CUIM Nominee Ltd	9,868,685	(Material)
RBSTB Nominees Ltd	789,500	(Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 5.00%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 591,888,560

The Company Secretary
The Rank Group plc

14 March 2002

APPENDIX: CGNU PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	8,733,114	(Material)
Chase GA Group Nominees Ltd	10,206,665	(Material)
CUIM Nominee Ltd	9,868,685	(Material)
RBSTB Nominees Ltd	789,500	(Material)

TOTAL PERCENTAGE INTEREST OF CGNU PLC: 5.00%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 591,888,560

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 207993

All relevant boxes should be completed in block capital letters.

1. Name of company THE RANK GROUP Plc	2. Name of shareholder having a major interest FMR Corp Fidelity International Ltd
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THIER SUBSIDIARIES	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached Letter

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security ORDINARY SHARES	10. Date of transaction 13 Mar 2002	11. Date company informed 18 Mar 2002

12. Total holding following this notification 23,919,570	13. Total percentage holding of issued class following this notification 4.04%

14. Any additional information	15. Name of contact and telephone number for queries Clare Duffill Company Secretariat Executive The Rank Group Plc 6 Connaught Place London W2 2EZ (tel: 020 7706 1111)

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification 18 March 20 02

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Fidelity Investments

March 13, 2002

Rank Group Plc
6 Connaught Place
London, W2 2EZ
United Kingdom

FAX: 011-44-207-262-9886

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.

Kindest regards,

Julie Finocchio
Compliance Associate

Fidelity Investments

Amendment #2

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Rank Group Plc

2. Notifiable Interest: Ordinary Shares

   (A) FMR Corp.
   82 Devonshire Street
   Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule A for listing of Registered Shareholders and their holdings).

   (B) Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

Fidelity Investments

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ______________________

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management & Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000

Schedule A

Amendment # 3

Security: Rank Group Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	1,970,710	FMRCO	Chase Nominees Limited
	1,981,294	FMRCO	State Street Nominees Limited
	9,132,475	FISL	Chase Nomiees Ltd
	266,400	FPM	Chase Nominees Ltd
	328,400	FPM	HSBC Client Holdings Nominee (UK) Limited
	128,700	FPM	Citibank
	535,700	FPM	Bankers Trust
	374,400	FIL	MSS Nominees Ltd
	789,600	FIL	Chase Nominees Ltd
	1,236,200	FIL	Nortrust Nominees Ltd
	49,000	FIL	Bankers Trust
	1,035,300	FIL	Bank of New York London
	456,200	FIL	Northern Trust
	5,635,191	FIL	HSBC Client Holdings Nominee (UK) Limited
Total Ordinary Shares	23,919,570		

Current ownership percentage: 4.04%

Shares in issue: 591,888,560

Change in holdings since last filing: +718,143 ordinary shares

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 428473

All relevant boxes should be completed in block capital letters.

1. Name of company THE RANK GROUP Plc	2. Name of shareholder having a major interest FMR Corp Fidelity International Ltd
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THIER SUBSIDIARIES	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached Letter

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security ORDINARY SHARES	10. Date of transaction 15 Mar 2002	11. Date company informed 19 Mar 2002

12. Total holding following this notification 23,584,314	13. Total percentage holding of issued class following this notification 3.65%
14. Any additional information	15. Name of contact and telephone number for queries Charles Cormick Company Secretary The Rank Group Plc 6 Connaught Place London W2 2EZ (tel: 020 7706 1111)

16. Name and signature of authorised company official responsible for making this notification

Charles Cormick

Date of notification 19 March 20 02

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries: UK Listing Authorit

Fidelity Investments

March 15, 2002

Rank Group Plc
6 Connaught Place
London, W2 2EZ
United Kingdom

FAX: 011-44-207-262-9886

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.

Kindest regards,

Julie Finocchio
Compliance Associate

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000

Fidelity Investments

Amendment #3

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Rank Group Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

Fidelity Investments

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ____________________
Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management
& Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000

'chedule A

Amendment # 3

'ecurity: Rank Group Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
'Ordinary Shares)			
	1,970,710	FMRCO	Chase Nominees Limited
	1,981,294	FMRCO	State Street Nominees Limited
	6,984,875	FISL	Chase Nomiees Ltd
	266,400	FPM	Chase Nominees Ltd
	328,400	FPM	HSBC Client Holdings Nominee (UK) Limited
	128,700	FPM	Citibank
	585,700	FPM	Bankers Trust
	94,800	FIL	MSS Nominees Ltd
	789,600	FIL	Chase Nominees Ltd
	1,236,200	FIL	Nortrust Nominees Ltd
	49,000	FIL	Bankers Trust
	1,035,300	FIL	Bank of New York London
	456,200	FIL	Northern Trust
	5,677,135	FIL	HSBC Client Holdings Nominee (UK) Limited
Total Ordinary Shares	21,584,314		

Current ownership percentage: 3.65%

Shares in issue: 591,888,560

Change in holdings since last filing: (2,335,256) ordinary shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 20 March 2002

By: ______________________________

Name: C B A Cormick

Title: Company Secretary